FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Good start to third year of integration

London, 27 April 2007

This statement provides a summary of the business and financial trends for the three months to 31 March 2007. Unless otherwise stated, the trading [1] results of Abbey are compared to equivalent results for the same period in 2006 excluding the results of the sold life companies which have been accounted for as discontinued operations.

The first quarter results of Santander are also released today and can be found on www.santander.com. Abbey's first quarter performance, on a Group basis, is included within Santander's financial statements.

Highlights

First quarter highlights include:

• statutory profit before tax from continuing operations was significantly ahead of the first quarter 2006;

• trading profit before tax [1] increased substantially, with revenue growth and cost reduction resulting in operating jaws [2] of 11%;

• trading income up 7% represents a further improvement on the 5% growth reported last year. Abbey has benefited from solid asset growth and improved retail spreads resulting in double-digit growth in net interest income, with modest growth in non-interest income;

• solid new business performance, continuing to balance volume growth and profitability. Mortgage gross lending was ahead of the same period last year, whilst inflows into profitable Abbey branded savings accounts and direct investment sales were up 60% and 27% respectively. Bank account balances were also up 10%;

• trading expenses were over 4% lower due to on-going cost reduction activity;

• provisions broadly in line with the same point last year; and

• a reduction in the trading cost: income ratio from 56.5% in the first quarter of 2006 (2006 FY: 55.5%) to 50.7%.

[1] Trading profit before tax is management's preferred profit measure when assessing the performance of the business. It is calculated by adding back reorganisation expenses and other changes from profit before tax.

[2] "operating jaws" represent the difference between revenue and cost growth relative to same period last year.

Comment

"Abbey has made a solid start in the first quarter. We've maintained the momentum established last year, with revenue growth increasing to 7% helping to reduce our cost : income by a further 5 pp.

We remain on track to meet our stated targets."

António Horta-Osório, Chief Executive

Financial results

Abbey statutory profit before tax for continuing operations and profit after tax was ahead of the same period in 2006.

Trading income:

Net interest income was well ahead of the first quarter of 2006 reflecting good performances in both Retail Banking and Wealth Management. Retail Banking net interest income was up, driven by asset growth of over 8% and strong margin management. In total, the Retail Banking spread is 3bps better than at the same point last year, with improved liability spreads offsetting asset spreads. Wealth Management also delivered strong growth in the first quarter reflecting an increase in balances and margins.

Non-interest income was slightly ahead of the same period last year. Financial Markets delivered robust growth driven by an increase in risk management opportunities given volatile markets. In Retail Banking non-interest income was slightly lower compared to the prior year due to lower current account charges. This was partially offset by higher fee income from investment and protection products as a result of an uplift in sales volumes and the new distribution agreement with Resolution.

Expenses:

Trading expenses were over 4% lower than the first quarter of 2006, with the majority of the savings relating to employment costs driven by headcount reductions predominantly in 2006.

Provisions:

Retail Banking provisions were broadly in line with the first three months of 2006 but slightly ahead of the fourth quarter of 2006. This increase is in line with expectations and was driven largely by the unsecured personal loan portfolio. We expect the level of provisions to be broadly stable throughout 2007.

Underlying credit quality is strong across the portfolio. There has been an increase in stock of properties in possession to 528 (Qtr 1 2006: 444) from low levels, and broadly in line with the Council of Mortgage Lenders (CML) averages. In terms of 3 month plus arrears, there has been a reduction to 7,061 (Qtr 1 2006: 7,887), and performance remains better than the industry, and has been since 2003. The average loan to value (LTV) on new business and stock remained low at 64% (Qtr 1 2006: 59%) and 45% (Qtr 1 2006: 45%) respectively.

Reorganisation expenses and other charges:

Restructuring costs were consistent with the first three months of 2006.

Business flows

	Qtr 1 2006	Qtr 2 2006	Qtr 3 2006	Qtr 4 2006	Qtr 1 2007
Gross mortgage lending (£ bn)	7.0	8.9	8.2	8.5	7.5
Capital repayments (£ bn)	5.6	6.1	6.4	6.7	6.2
Net mortgage lending (£ bn)	1.4	2.8	1.8	1.8	1.4
Stock (£ bn)	95.2	98.1	99.9	101.7	103.1

Market share - gross lending	9.5%	10.4%	8.9%	9.1%	9.4%
Market share - capital repayments	10.9%	10.6%	10.2%	10.7%	11.3%
Market share - net lending	6.1%	10.1%	6.0%	5.8%	5.4%
Market share - stock	9.6%	9.7%	9.6%	9.4%	9.3%

Abbey-branded retail savings net flows (£ bn)	0.3	0	0	-0.1	0.5
Retail net deposit flows (£ bn) [3]	1.0	-0.1	0.1	0.1	0.8
Investment and pension sales - API (£ m) (excl. intermediary sales)	288	367	269	301	366

Bank account openings (000s)	106	106	127	114	108
Abbey branded current account liability (£ bn)	5.0	5.1	5.2	5.3	5.6
Total gross UPL lending (£ m)	685	567	622	385	288

[3] Retail deposit net flows exclude certain liability flows that relate to corporate banking balances. If these items had been included, total net deposits flows would have been Q1 2006: £1.3bn, Q2 2006: £0bn, Q3 2006: -£0.4bn, Q4 2006: £0bn, Q1 2007: £0.8bn

Main highlights for the three months to 31 March 2007 (compared to the same period in 2006 unless otherwise stated) include:

• gross mortgage lending of £7.5 billion, 7% higher, with an estimated market share of 9.4%. Gross lending has been supported by a strong affordability proposition and national campaign in the first quarter, in addition to the launch of an enhanced Buy to Let proposition in the final quarter of 2006;

• capital repayments of £6.2 billion were 11% ahead, in part due to a high level of incentive period maturities coinciding with base rate rises. The estimated share of capital repayments were slightly ahead at 11.3%;

• as a result, net mortgage lending of £1.4 billion was in-line with the prior year, despite the impact of higher capital repayments;

• net customer deposit flows of £0.8 billion. Excluding outflows from low / negative margin accounts, such as cahoot, performance was well ahead of prior year. Abbey launched several new savings and investment products, including the 8.1% Super ISA, Direct ISA and 50+ Saver. The launch of these products was supported by national campaigns and contributed to the strong Abbey branded inflows in the quarter. In particular, Abbey branded retail savings had inflows up 60% compared to the same period last year;

• investment and pension sales up 27%. Abbey consolidated improvements in sales productivity made during 2006 and made further gains in investment sales productivity up 35% on Q1 2006 and the number of authorised investment advisors also continues to increase. In total, funds under management are up 4% on the same point last year;

• bank account openings of over 108,000, were 2% higher than 2006 with Abbey branded current account balances up 10%; and

• total gross UPL lending decreased by approximately 60% reflecting our increased focus on profitable lending to existing customers through the branch network.

Abbey & Santander

Abbey National plc ("Abbey") is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. ("Santander") (SAN.MC, STD.N). Founded in 1857, Santander has more than 60 million customers, over 10,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and ten other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Abbey and Santander both caution that this press release may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward looking statements are found in various places throughout this press release. Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management's current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts

Matthew Young (Communications Director) 020 7756 4232

Anthony Frost (Head of Media Relations) 020 7756 5536

Bruce Rush (Investor Relations) 020 7756 4275

Simon Donovan (Investor Relations) 020 7756 4476

For more information contact: ir@abbey.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 27 th April 2007	By / s / Jessica Petrie
(Authorised Signatory)